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                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-57/A

           AMENDMENT TO NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

         COMPANIA DE ALUMBRADO ELECTRICO DE SAN SALVADOR, S.A. DE C.V.,
         EMPRESA ELECTRICA DEL ORIENTE, S.A. DE C.V., AND DISTRIBUIDORA
                        ELECTRICA DE USULUTAN, S. DE E.M.
         ...............................................................
                            (Name of foreign company)

                         HOUSTON INDUSTRIES INCORPORATED
  .............................................................................
    (Name of filing company, if filed on behalf of a foreign utility company)

Houston Industries Incorporated hereby amends the third paragraph of Item 1 of its Notification of Foreign Utility Company Status, dated June 30, 1998, as follows:

Item 1

        STATE THE NAME OF THE ENTITY CLAIMING FOREIGN UTILITY COMPANY STATUS, ITS BUSINESS ADDRESS, AND A DESCRIPTION OF THE FACILITIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS. TO THE EXTENT KNOWN, IDENTIFY EACH PERSON THAT HOLDS FIVE PERCENT OR MORE OF ANY CLASS OF VOTING SECURITIES OF THE FOREIGN UTILITY COMPANY AND DESCRIBE THE AMOUNT AND NATURE OF THE INTEREST.

        89 percent of the voting capital of EEO is held by El Salvador Energy Holdings, a company organized under the laws of the Cayman Islands ("ESEH").
75.000006 percent of the voting capital of CAESS is held by ESEH. Approximately 63 percent of the voting capital of DEUSEM is held by CAESS. Following the completion of the transaction to which this filing relates, 49 percent of the voting capital of ESEH will be held by HIE Salvador Holding Company Ltd., a company organized under the laws of the Cayman Islands ("HIES"), and 51 percent of the voting capital of ESEH will be held by EDC Energy Ventures - El Salvador, a company organized under the laws of the Cayman Islands ("EDCS"), and a wholly-owned subsidiary of CEDC. In August, 1999, HIES' ownership interest will be increased to 50 percent and EDCS' ownership interest will be decreased to 50 percent.




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                                    SIGNATURE


The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                       HOUSTON INDUSTRIES INCORPORATED



                                       By:    /s/ Mary P. Ricciardello
                                          ----------------------------------
                                              Mary P. Ricciardello
                                              Vice President and Comptroller
                                              (Principal Accounting Officer)


Date: August 10, 1998